

November 8, 2011

Via E-Mail
Paul G. Dannhauser, Esq.
Derenthal & Dannhauser LLC
1999 Harrison Street
Oakland, CA 94612

> **Re:**  **WNC California Housing Tax Credits II, L.P.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed on October 26, 2011**
> **File No. 0-20056**
> **Schedule 13E-3**
> **Filed on October 26, 2011**
> **File No. 5-54015**

Dear Mr. Dannhauser:

We have reviewed the above filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the company's disclosure.

Please respond to this letter by amending the filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to the company's facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to the filings and the information you provide in response to these comments, we may have additional comments. All defined terms used here have the same meaning as in the preliminary proxy statement.

## Schedule 13E-3

General

1.  Please provide us your detailed legal analysis of the applicability of Exchange Act Rule 13e-3 to the transactions which were the subject of your preliminary consent solicitation statement filed October 29, 2010 seeking consent of the Limited Partners regarding the proposed plan of liquidation and dissolution. We note that the term "Rule 13e-3 transaction" is defined to include one or a series of transactions that has either a reasonable likelihood or a purpose of producing the effects described in Rule 13e-3(a)(3)(ii).

## **Preliminary Proxy Statement**

2.      Please revise the cover page of your proxy statement and the form of consent to clearly identify it as being preliminary.  See Rule 14a-6(e)(1) of Regulation 14A.

Proposal – Amendment to Partnership LPA, page 5

3.      Please provide the disclosure required by Item 1005(e) of Regulation M-A regarding the Partnership LPA.  Please also file the Partnership LPA as an exhibit to the Schedule 13E-3.  See Item 1016 of Regulation M-A and Items 5 and 16 of Schedule 13E-3.

Voting Rights and Procedures, page 16

4.      Please locate the language disclosed on page 16 to the appropriate location of the proxy statement.  See Exchange Act Rule 13e-3(e)(1)(iii).

*       *       *       *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the filing persons are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3444.  You may also contact me via facsimile at (202) 772-9203.  Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Perry J. Hindin

Perry Hindin
Special Counsel
Office of Mergers & Acquisitions